EXHIBIT 99.1

Great Canadian Gaming and Brookfield Complete Acquisition of the GTA Bundle in Ontario Gaming Modernization Process

COQUITLAM, British Columbia and TORONTO, Jan. 23, 2018 (GLOBE NEWSWIRE) -- Great Canadian Gaming Corporation (TSX:GC) (“Great Canadian”) and Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (“Brookfield Business Partners”) together with its institutional partners (collectively, "Brookfield") announced today that they, through their partnership Ontario Gaming GTA LP (“the Partnership”), have successfully completed the acquisition of certain gaming assets in the Greater Toronto Area (the "GTA Bundle") for a purchase price of approximately C$170 million.

The Partnership has signed a casino operating and services agreement (“COSA”) with the Ontario Lottery and Gaming Corporation (“OLG”) to take over the day-to-day operations of the gaming facilities in the GTA Bundle.

The GTA Bundle is the largest award by OLG as part of the modernization of its casino operations.  In 2016, its three facilities, OLG Slots at Woodbine, OLG Slots at Ajax Downs and Great Blue Heron Casino, located on the Mississaugas of Scugog Island First Nation lands, generated gross gaming revenue of over C$1 billion.  These facilities have a combined total of over 4,000 slot machines, 60 table games and employ more than 2,200 staff.  In accordance with the terms of the COSA, the Partnership will have the exclusive right to operate these facilities for a minimum period of 22 years.

Going forward, the Partnership intends to undertake an ambitious growth strategy to enhance the guest experience. This modernization and development (subject to approvals) of the facilities is intended to include enhanced gaming offerings and integrated property expansions that will incorporate leading world-class amenities such as state-of-the-art meeting and event facilities, hotels and premier entertainment venues.  The Partnership intends to work closely with stakeholders as it enhances and transforms the properties located in the GTA Bundle.

About Great Canadian Gaming Corporation:
Founded in 1982, Great Canadian Gaming Corporation is a BC based company that operates 22 gaming, entertainment and hospitality facilities in British Columbia, Ontario, New Brunswick, Nova Scotia, and Washington State. Fundamental to the company’s culture is its commitment to social responsibility. “PROUD of our people, our business, our community” is Great Canadian’s brand that unifies the company’s community, volunteering and social responsibility efforts. Under the PROUD program, Great Canadian annually invests over $2.5 million in our communities, and in 2016, over 1,500 charitable organizations were supported by Great Canadian. In each Canadian gaming jurisdiction, a significant portion of gross gaming revenue from gaming facilities is retained by our crown partners on behalf of their provincial government for the purpose of supporting programs like healthcare, education and social services.

Media Contact:
Sonja Mandic,
Director Media Relations and Social Responsibility
Great Canadian Gaming Corporation
Tel: 604.889.7114
Email: smandic@gcgaming.com

About Brookfield Business Partners:
Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses within Brookfield’s private equity group that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information. Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $265 billion of assets under management. For more information, go to www.brookfield.com.

Media Contact:
Claire Holland
Tel: 416.369.8236
Email: claire.holland@brookfield.com

Investors:
Courtney Burke
Tel: 416.369.2629
Email: courtney.burke@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “would”, “future”, “growth”, “expect”, “believe”, “should”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding an investment by Brookfield Business Partners in the GTA Bundle, the closing of this transaction and the expected future growth prospects of this business.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.